UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 04, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI EARNINGS SURGE TO RECORD $342M;
UPS DIVIDEND

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
4 August 2011
ANGLOGOLD ASHANTI EARNINGS SURGE TO RECORD $342M; UPS DIVIDEND
(ANGLOGOLD ASHANTI) – AngloGold Ashanti posted record adjusted headline earnings* of
$342m in the second quarter after production and costs improved amid record gold prices.

“We did a good job of containing costs and growing production, despite some difficult production issues,” Chief Executive Officer Mark Cutifani said. “Our focus on driving free cash-
flow generation and returns is evident in these results and this positions us well as we grow through a prudent, well-managed capital programme.”

AngloGold Ashanti eliminated the gold industry’s last remaining major hedge book in October, last year, improving cash flow and earnings by increasing exposure to the rising gold price. The company is also in the process of implementing a new operating model to improve productivity across its 20 existing operations and a portfolio of development projects as it expands production by around 1Moz, to 5.5Moz in 2014/2015.

Adjusted headline earnings in the three months to June 30 were $342m, or 89 US cents a share, compared with $203m, or 53 US cents a share the previous quarter. The Continental Africa operations were a significant contributor, with the Geita and Obuasi mines both delivering cost and production improvements. The South African operations increased production by 7% and contained cost increases to 8%, despite inflationary pressures including annual power-tariff increases and a stronger local currency.

Cash flow generated from the company’s operating activities during the first quarter rose 24% to a record $636m. Net debt** improved by another 22% to $866m, underscoring the improvement in AngloGold Ashanti’s cash generation, even after the company funded its capital expenditure requirements. The improved cash flow allowed for a 38% increase in the interim dividend to
90 South African cents a share. In dollar terms, the 13 US cents a share dividend represents a
44% improvement compared with last year’s interim payout.

Production was 1.086Moz at a total cash cost of $705/oz in the three months to 30 June, compared with 1.039Moz at $706/oz the previous quarter, and guidance of 1.09Moz at $760/oz.

Additional exploration at the Vogue discovery, beneath the Sunrise Dam operation in Australia, returned high grade intersections reflecting improved potential to increase the size of the deposit, as did drilling at the Cerro Vanguardia mine in Argentina.

Tragically, three fatalities were recorded after an underground mining incident in South Africa and separate accidents in Brazil and at an exploration camp in North Africa. The company’s long-term safety performance remains markedly better than three years ago, when the new safety strategy was launched. This is reflected in an improvement of around 80% in its fatality injury frequency rate over the period. Efforts continue to push toward an elimination of workplace injuries.

Guidance of the year has been updated to around 4.45Moz at a total cash cost of $725/oz to
$740/oz1. This production level reflects the impact of floods at the Sunrise Dam mine in
Australia, a decision to halt mining of the VCR pillar at TauTona following a seismic event earlier in the year, a drought at the Cripple Creek & Victor mine in the U.S. which impacted output from the heap-leach pad, and a six-day strike which halted production from the South African operations. Total cash costs are impacted by the lower output, stronger local currencies and a higher fuel price. Previous guidance was for 4.55Moz to 4.75Moz, at a total cash cost of $660/oz to $685/oz.

Guidance for the second quarter is around 1.11Moz at $775/oz, assuming an exchange rate of
R6.75 to the dollar and Brent crude price of $115 a barrel.
*     Excludes cost of accelerated hedge buy-back
**   Excludes mandatory convertible bonds 1assuming an exchange rate of R6.83/$ and an oil price of $114/barrel.
ENDS
__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/
+27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303
/
+1 646 338 4337
sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company’s 2010 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the
United States on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 04, 2011
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary